EXHIBIT 21.1
LIST OF SUBSIDIARIES
Vocus Acquisition LLC, a Maryland limited liability company
Vocus GS Holdings, LLC, a Maryland limited liability company
PAT LLC, a Maryland limited liability company
Vocus International Holdings LLC, a Maryland limited liability company
Vocus Europe Limited, a United Kingdom corporation
Vocus PRW Holdings LLC, a Maryland limited liability company
Vocus NM LLC, a Maryland limited liability company